CUSIP No. 452360100	Page 1 of 11 Pages

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ILOG S.A.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

452360100[1]

(CUSIP Number)

Direct any Notices and Communications to:

George J. Mazin, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

July 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[1]

This is the CUSIP of the US ADRs that represent the underlying shares. The reporting persons of this filing hold ordinary shares of ILOG S.A. and not ADRs. There is no CUSIP for such ordinary shares as they are not traded in the United States.

CUSIP No. 452360100	Page 2 of 11 Pages

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 11 Pages

CUSIP No. 452360100	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CONVERSION CAPITAL PARTNERS LIMITED[2]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND & WALES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,353,058

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,353,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.25%

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.25%

14	TYPE OF REPORTING PERSON

IA

2 This is a foreign entity and does not have an I.R.S. identification number.

CUSIP No. 452360100	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CONVERSION CAPITAL PARTNERS LLC
TAX I.D. #: 03-0543701

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,353,058

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,353,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.25%

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.25%

14	TYPE OF REPORTING PERSON

IA

CUSIP No. 452360100	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WILLIAM T. COMFORT III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,353,058

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,353,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.25%

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.25%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 452360100	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MICHAEL BRADLEY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,353,058

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,353,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.25%

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.25%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 452360100	Page 7 of 11 Pages

ITEM 1.	Security and Issuer

                     This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the shares (the “Shares”) of common stock, par value EURO 1 of ILOG S.A. (the “Issuer”). The principal executive office of the Issuer is 9 Rue de Verdun, 94253 Gentilly France. The Shares do not have a CUSIP number. The CUSIP number on this statement is the CUSIP of the United States ADRs representing the Shares.

ITEM 2.	Identity and Background

This Amendment is being filed jointly by each of the following persons:

                      (a).          This Amendment is being filed jointly by (i) Conversion Capital Partners Limited, a limited company organized under the laws of England and Wales (“CCP Ltd”) which serves as the co-investment manager of Conversion Capital Master, Ltd (“CCM”), a Cayman Islands exempted limited company; (ii) Conversion Capital Partners LLC (“CCP LLC”), a Delaware limited liability company, which serves as the second co-investment manager of CCM; (iii) Mr. William T. Comfort III who is the sole shareholder and Chief Executive Officer of CCP Ltd and (iv) Mr. Michael Bradley who is the managing member and sole owner of CCP LLC. CCM is a private investment fund and the record owner of the securities of the Issuer. CCM has passed voting and dispositive power to CCP Ltd and CCP LLC, the fund’s co-investment managers, under an investment management agreement. The voting and dispositive power is exercised by Messrs Comfort and Bradley, the principals and sole owners of the co-investment managers. CCP Ltd, CCP LLC and Messrs Comfort and Bradley are referred to herein collectively as “Reporting Persons”.

                      (b).          Address of principal business office for each of the above Reporting Persons:

                                     (i)          CCP Ltd. — The address of CCP Ltd’s principal business office is 4th Floor Liscartan House, 127-131 Sloane Street, London SW1X 9AS, United Kingdom;

                                    (ii)          CCP LLC. — The address of CCP LLC’s principal business office is 888 Seventh Avenue, Suite 1600 New York, NY 10106 USA;

                                     (iii)          Mr. William T. Comfort’s principal business office is office is 4th Floor Liscartan House, 127-131 Sloane Street, London SW1X 9AS, United Kingdom;

                                      (vi)          Mr. Michael Bradley’s principal business office is 888 Seventh Avenue, Suite 1600 New York, NY 10106 USA.

                      (c).           Present principal business or principal occupation:

                      CCM, the record owner of the securities of the Issuer, is engaged in the private investment fund business. The principal business of CCP Ltd and CCP LLC is as the co-investment managers of CCM (the “Co-Managers). The principal occupation of each of Messrs. Comfort and Bradley is as principals and sole owners of the Co-Managers. In particular, Mr. Comfort is the chief executive officer and sole shareholder of CCP Ltd and Mr. Bradley is the managing member and sole owner of CCP LLC.

CUSIP No. 452360100	Page 8 of 11 Pages

                      (d), (e). None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding of any nature whatsoever (excluding traffic violations or similar misdemeanors), nor have any Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                      (f).          Citizenship or Place of Organization: CCP LTD is a limited company organized under the laws of England and Wales. CCP LLC is a Delaware limited liability company. Messrs. Comfort and Bradley are citizens of the United States.

                      The Reporting Persons have previously submitted a filing on Schedule 13D relating to the Shares of the Issuer originally filed on July 3, 2008 (the “Initial 13D”). The Initial 13D is incorporated by reference into this Amendment to the Initial 13D. The Reporting persons hereby amend the Initial 13D. Unless otherwise indicated, each capitalized term used and not defined herein shall have the meaning attributed to such term in the Initial 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

                     The response set forth in Item 3 of the Initial 13D is hereby amended by revising the number of Shares purchased and the amount of funds used in purchasing the Shares reported hereunder as follows:

                     “The 2,353,058 Shares reported herein by the Reporting Persons were acquired at an aggregate purchase price of EURO 17,553,305 on the open market”.

In all other respects, the response to Item 3 of the Initial 13D shall remain unchanged.

ITEM 4.	Purpose of Transaction.

The response to Item 4 shall remain unchanged.

ITEM 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Initial 13D is hereby amended and restated as follows:

          (a).      Aggregate Shares held by each Reporting Person.

                      As of the close of business of July 25, 2008, the Reporting Persons beneficially owned 2,353,058 Shares of the Issuer constituting approximately 12.25% of the 19,208,828 Shares of common stock of the Issuer outstanding as of March 17, 2008 as reported in the Issuer’s Form 6-K on May 1, 2008.

          (b)       Voting and Dispositive Power

CUSIP No. 452360100	Page 9 of 11 Pages

                      The Reporting Persons jointly have all voting and dispositive power over the 2,353,058 Shares reported herein and held by CCM. CCM is the record owner of the Shares but has no voting and dispositive power.

          In detail:

                      Number of shares as to which such person has:

(1)	Sole power to vote or to direct the vote:

(i)	CCP Ltd	0

(ii)	CCP LLC	0

(iii)	William T. Comfort III	0

(iv)	Michael Bradley	0

(2)	Shared power to vote or to direct the vote:

(i)	CCP Ltd	2, 353,058

(ii)	CCP LLC	2, 353,058

(iii)	William T. Comfort III	2, 353,058

(iv)	Michael Bradley	2, 353,058

(3)	Sole power to dispose or to direct the disposition of:

(i)	CCP Ltd	0

(ii)	CCP LLC	0

(iii)	William T. Comfort III	0

(iv)	Michael Bradley	0

(4)	Shared power to dispose or to direct the disposition of:

(i)	CCP Ltd	2, 353,058

(ii)	CCP LLC	2, 353,058

(iii)	William T. Comfort III	2, 353,058

(iv)	Michael Bradley	2, 353,058

CUSIP No. 452360100	Page 10 of 11 Pages

          (c).          Transactions in Securities of the Issuer during the past 60 days.

                           The following transactions are purchases that were effected on the open market during the past 60 days:

Reporting Person	Date	Transaction	# of Shares	Price per Share (in EUROS)

CCP Ltd	5/30/08	Purchase	24,089	5.6742

CCP Ltd	6/06/08	Purchase	23,818	6,1118

CCP Ltd	6/13/08	Purchase	31,139	6.3848

CCP Ltd	6/23/08	Purchase	50,600	6.4335

CCP Ltd	6/27/08	Purchase	65,000	6,4772

CCP Ltd	7/04/08	Purchase	26,500	6,1232

CCP Ltd	7/16/08	Purchase	82,660	6.2756

CCP Ltd	7/18/08	Purchase	15,000	6.1975

CCP Ltd	7/25/08	Purchase	89,000	6.5281

(d)           Other than CCM which is the record owner of the Shares, and as except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 shall remain unchanged.

CUSIP No. 452360100	Page 11 of 11 Pages

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2008	Conversion Capital Partners Limited

	By:	/s/ Robin P Dummett

Robin Dummett, Chief Financial Officer

Date: July 28, 2008	Conversion Capital Partners LLC

	By:	/s/ Michael Bradley

Managing Member

Date: July 28, 2008	William T Comfort III

	By:	/s/ William T Comfort III

Date: July 28, 2008	Michael Bradley

	By:	/s/ Michael Bradley